Lihua International, Inc.
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

May 7, 2009

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lihua International, Inc. Registration Statement on Form S-1 Amendment No. 4 Filed on: April 21, 2009 File No. 333-156120

Dear Ms. Long:

Lihua International, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 5 on Form S-1/A (“Amendment No. 5”) to a registration statement that was originally filed on Form S-1 on December 15, 2008 and subsequently amended on Form S-1/A on February 12, 2009, March 11, 2009, April 3, 2009 and April 21, 2009 (the “Registration Statement”).

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated April 28, 2009 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

The Company, page 1
Corporate Structure, page 1

1.
We note the revised diagram in response to comment one of our April 16, 2009 letter. The intent of our prior comment one was to provide the investors with a snap-shot of your corporate structure, having given effect to the various transactions disclosed throughout your registration statement. To help enhance the investors’ understanding of your disclosures, please replace your footnote disclosure with a diagram which provides an “After” picture of the corporate structure, assuming also the sale of the securities to be sold pursuant to this registration statement.

Response: We have included a second diagram on page 4 and 42 which provides an “After picture” assuming the sale of the securities to be sold pursuant to the registration statement and the effect of the share transfer agreement, as amended and the subscription agreements on the shareholding of Magnify Wealth.  We have deleted the footnote to the first diagram.

Company Background, page 2

2.	We note your response to comment 2 of our April 16, 2009 letter, and in particular your response to bullet points 5 and 6. However, we continue to have the following comments:

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It remains unclear what is intended by statements such as: proportionate legal ownership “should not be interpreted to mean “sole legal ownership,” albeit indirectly of the PRC Subsidiaries”, or that “some portion” of foreign ownership is not a violation of the PRC laws. Further, with respect to the consideration payable to the former shareholders of the PRC Subsidiaries for the sale of their equity interests to Lihua Holdings, you do not explain the basis pursuant to which one “waives” consideration without receiving any benefit in return.

Response:  We have revised the disclosure in the “Summary” and “Business—Company Background” sections to address issues raised by the Commission in this comment.

In the Staff’s letter dated March 20, 2009, Comment 2, sub-part 5 was a comment on accounting for changes in minority interests of the PRC Subsidiaries.  The Staff’s comment stated  that it appeared that after the transfer of the PRC Subsidiaries to Lihua Holdings that the minority interests would no longer have ownership interests in either entity and therefore the purchase of the minority interests would have to be accounted for under SFAS 141.  In responding to this comment, we explained that as a result of the subscription agreements with the Minority Shareholders, there would be no change in the minority interests because the minority shareholders would have the right to re-acquire the same proportionate legal ownership in Magnify Wealth that they had in the PRC Subsidiaries.  That accounting comment was the basis for references that were made regarding “proportionate legal ownership.” These references have no bearing whatsoever on any PRC laws or compliance with PRC laws.  They were used to explain to the accounting staff the reasons why we did not agree that there were apparent changes in minority ownership that may have required for us to account for the minority interests differently.  The accounting Staff had requested that we include all of the information in our response to Comment 2 of the March 20, 2009 letter in the S-1, which led to the use of those statements in the legal disclosure.

We have revised the disclosure under footnote (1) to the table disclosing the consideration paid for the PRC Subsidiaries to clarify that the companies that waived the payment of the consideration were controlled by Mr. Zhu.  As a result, Mr. Zhu was willing to waive payment of cash consideration from Lihua International because he understood that with the Share Transfer Agreement in place he would   become one of our significant shareholders through his eventual ownership in Magnify Wealth.  We believe that Mr. Zhu’s decision as the controlling stockholder of these entities to waive receipt of the consideration payable cannot be looked at in isolation, but must be  looked at in light of the whole Restructuring.  Mr. Zhu knew that by waiving the payment of consideration from Lihua Holdings he would ultimately become a significant shareholder in a U.S. public company.  We believe in this context it will be clear to investors that Mr. Zhu did receive a benefit in return for his waiver.

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It remains unclear what the reasons are for structuring the transactions as you have. For example, rather than have the subsidiaries be acquired by Lihua Holdings in exchange for cash. that is not paid, then having the former owners of the subsidiaries regain their interests in the companies by subscribing for additional shares from Magnify Wealth, it seems that the same result could have been achieved by merging the subsidiaries in to Lihua Holdings (or companies formed by it for the purpose of acquiring the subsidiaries) and then issuing shares of Magnify Wealth to the former owners in consideration of the transaction in the appropriate amounts. We assume that your structure reflects the requirements of your corporate or tax laws, or other laws of the PRC. If that is true, your disclosure should concisely but clearly explain how the structure of the transactions was designed to ensure compliance with applicable law.

Response:  The reason that the transactions were structured in such a way was to comply with PRC M&A laws.  Under the PRC M&A laws, acquisition of a PRC company by a foreign entity, which is controlled by PRC persons who have  certain connection with the shareholders of the PRC company, are subject to approval from the Ministry of Commerce, and such approval is extremely difficult to obtain.  Such restriction does not apply to foreign entities controlled by foreign persons.  The application of this restriction only relates to a “snapshot in time” that occurs when the shares of the PRC company are transferred to the foreign entity.  In our case, this was in June 2008 when our PRC Subsidiaries were transferred to foreign companies, namely Lihua Holdings, which was wholly-owned by Ally Profit, which was wholly owned by Magnify Wealth, each of which was legally controlled by Mr. Chu, a Hong Kong citizen.  Therefore, after the transfer of our PRC Subsidiaries was completed in June 2008, PRC M&A laws had been complied with.

Neither HK law, nor PRC law provides an available option for structuring a transaction so that  PRC companies can be merged into a HK company.    Therefore, the Staff’s suggestion that the same result could have been achieved by merging the subsidiaries into Lihua Holdings (or companies formed by it for the purpose of acquiring the PRC Subsidiaries) was not possible under HK or PRC law.  We have not included disclosure in the registration statement that a merger as suggested was an option for the structuring of the transaction, because structuring the transaction in that manner was never considered.

The Commission also suggests that shares of Magnify Wealth could have been issued directly to the former owners of the PRC Subsidiaries in consideration of the transactions in the appropriate amounts.  At the time of the share transfer of the PRC Subsidiaries to Lihua Holdings, it would have been strictly restricted under PRC M&A law for Mr. Zhu, a PRC citizen, to acquire the PRC Subsidiaries through Lihua Holdings and thereafter own an indirect interest in the PRC Subsidiaries through a foreign company controlled by him.   Therefore, Mr. Zhu could not have immediately been given shares of Magnify Wealth in consideration for his transfer of shares in the PRC Subsidiaries to Lihua Holdings.  However, there is no prohibition under PRC law for Mr. Zhu to earn an interest in the PRC Subsidiaries through Magnify Wealth after the PRC Subsidiaries have been acquired by a foreign entity in compliance with the PRC laws previously discussed, which is the purpose of the Share Transfer Agreement

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Further, while we understand that the overall structure of achieving consolidation of the PRC subsidiaries with the U.S. public shell company was driven by the PRC accounting rules and regulations, the disclosure needs to make clear what the differences between the legal and the accounting ramifications of the structure are to the extent that they do not overlap, so that the investors have a clear understanding of the impact that their investment would have on an accounting and on a legal basis. To that effect, your disclosure regarding “proportionate legal ownership” should be expanded to discuss what effect if any, the sale of securities pursuant to this registration statement will have on the indirect equity ownership of the PRC subsidiaries by Messrs. Zhu and Chu and EDC Europe, and how that effect may differ from an accounting perspective.

Response  We have revised the disclosure in the “Summary” and “Business—Company Background” to separate, where possible, the legal and accounting ramifications of the structure.  In addition, we have added a new section under “Company Background”, entitled “Accounting Considerations of the Restructuring.”  As discussed above, so as not to violate  PRC M&A laws, Mr. Zhu could not own any equity interest, whether direct or indirect, in the PRC Subsidiaries at the time the shares of the PRC Subsidiaries were transferred to Lihua Holdings.  However, Mr. Zhu was able to maintain  operational and management control over the PRC Subsidiaries.  The nature of this controlling interest over the decision-making and business of the PRC Subsidiaries did not violate the PRC M&A law and for accounting purposes meets the necessary requirements for consolidation of the PRC Subsidiaries.

With respect to our disclosure regarding “proportional legal ownership”, we refer to our response to sub-part 1 above.  As previously noted, after the October 31, 2008 share exchange, Magnify Wealth’s interest in the PRC Subsidiaries was immediately diluted  from 100% to 92.4% and it will continue to decrease with the sale of the shares being sold under the registration statement, with any transfer of any of the escrowed shares to the Investors or with any future sale of shares by us.  The possible future continued dilution of Magnify Wealth’s interest in Lihua International and the PRC Subsidiaries will have no negative accounting or legal effect on us or on the equity interest in the PRC Subsidiaries held by Mr. Zhu and the Minority Shareholders, through their ownership of Magnify Wealth.

•
Please further clarify the concept of the waiver and the basis for it, and confirm that while Lihua Electron was on record a 25% owner of Lihua Copper, it had not paid the required paid-in capital for its ownership in Lihua Copper. Footnote (2) of your response to our prior comment 2, found on page 3 of your response letter, is ambiguous on this point.

Response:  We have revised footnote (1) to clarify the concept and purpose of the waiver.  In light of the Staff’s comments regarding the consideration payable to Lihua Electron and after further review and discussion on this point with our PRC Counsel, we have deleted from Footnote (3) that Lihua Holdings paid the capital contribution for Lihua Electron in lieu of paying the consideration for the interests of Lihua Copper.  This was incorrect.  Lihua Electron was paid the consideration for the sale of the shares in cash.  We have revised footnote (3) to reflect that.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations, page 28
Liquidity and Capital Resources, page 30

Share-Based Payments, page 32

3.
We note your response to our prior comment 9 and the consent filed as Exhibit 23.2 to the registration statement. We believe that the presentation of the information relating to Grant Sherman as appraisers and the basis for their valuation gives authority to their statements and your reliance upon them as experts. Please see Section 7(a) of the Securities Act and Rule 436(b) of Regulation C. As such, please have Grant Sherman revise its consent to delete the second sentence and re-file the consent with the next amendment.

Response: The consent of Grant Sherman has been revised and re-filed as an exhibit to Amendment No. 5.

Business, Page 38
Restructuring, page 40

4.
We note your tabular presentations on page 40 and page 43 of the filing in response to our prior comment 11; however, as presented the disclosure does not enhance the investors’ understanding of how the different ‘transactions impact the ownership structure of the various entities. Please revise your disclosures as follows:

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Include a separate “After” tabular presentation giving effect to the share transfer agreement as amended, and the subscription agreements for the benefit of Mr. Chu and Europe EDC (e.g. Magnify Wealth’s ownership “After” all of the transactions have taken effect should not be disclosed as owned 100% by Mr. Chu).

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In both “Before” and “After” tabular presentations include a new column titled “Lihua International”. With respect to the “After” presentation, assume also the sale of all of the securities to be sold pursuant to the registration statement.

Response:  With respect to the table on page 45, we have added a new column titled “Lihua International” and revised the “After” column to (i) give effect to the share transfer agreement, as amended and the subscription agreements and (ii) assume the sale of all of the securities being sold pursuant to the registration statement.

With respect to the table on page 46 entitled “The Effect of Transfer of the Escrow Shares and Listing Penalty Shares”, we have revised the “After” presentation, assuming the sale of all of the securities to be sold pursuant to the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 57

5.
We note that you have extensively revised your footnote disclosure, in particular the prior footnote (6) disclosure related to the share transfer agreement and the subscription agreements.  Please revise current footnote (6) disclosure to correct the March 30, 2008 reference, and to add that pursuant to the March 7, 2009 amendment, Mr. Zhu can exercise all of the Option Shares.  It is not clear why you have deleted disclosure related to the subscription agreements.  Please advise or revise.

Response: We have revised the disclosure in footnote (6) accordingly.

Sincerely,

Lihua International, Inc.

By: /s/ Jianhua Zhu
Name: Jianhua Zhu
Title:  Chief Financial Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq.